UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to ______________

Commission file number 1-10258

A.          Full title of the plan and the address of the plan, if different from that of the issuer named below:

TREDEGAR CORPORATION
RETIREMENT SAVINGS PLAN

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tredegar Corporation
1100 Boulders Parkway
Richmond, Virginia 23225

REQUIRED INFORMATION

See Appendix 1.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

	By:	/s/ A. Brent King
A. Brent King
Employee Savings Plan Committee

Date: June 26, 2012

2

Appendix 1

Tredegar Corporation Retirement
Savings Plan

FINANCIAL REPORT
DECEMBER 31, 2011 AND 2010

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-16

SUPPLEMENTARY INFORMATION

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)-Schedule I	17

EXHIBIT

Consent of Independent Registered Public Accounting Firm	18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
Tredegar Corporation Retirement Savings Plan
Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the Tredegar Corporation Retirement Savings Plan (Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Witt Mares, PLC

Richmond, Virginia
June 20, 2012

FINANCIAL STATEMENTS

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010

ASSETS

Investments, at fair value:
Tredegar Corporation common stock	$40,146,676	$36,643,927
Mutual funds	48,012,207	51,494,452
Common collective trust	8,117,394	7,466,004
Total investments	96,276,277	95,604,383

Receivables:
Accrued interest and dividends	81,289	75,680
Notes receivable from participants	2,761,681	2,368,709
Total receivables	2,842,970	2,444,389
Total assets	99,119,247	98,048,772

LIABILITIES	-	-

Net assets available for benefits, at fair value	99,119,247	98,048,772
Adjustment from fair value to contract value for fully benefit responsive investment contract	(20,129)	77,742
Net assets available for benefit	$99,099,118	$98,126,514

See accompanying notes.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2011 and 2010

	2011	2010

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income:
Interest	$117,432	$115,944
Dividends	1,728,587	1,589,256
Net appreciation in fair value of investments	3,472,609	11,912,383
Total investment income	5,318,628	13,617,583

Contributions:
Employer	2,321,496	2,280,296
Participants'	4,181,386	4,184,128
Rollover	122,957	191,641
Total contributions	6,625,839	6,656,065
Total additions	11,944,467	20,273,648

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Administrative expenses	55,684	57,127
Benefits paid to participating employees	10,916,179	11,650,452
Total deductions	10,971,863	11,707,579
NET INCREASE	972,604	8,566,069

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	98,126,514	89,560,445
End of year	$99,099,118	$98,126,514

See accompanying notes.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
Tredegar Corporation (Tredegar), which is engaged directly in the manufacturing of plastic films and aluminum extrusions, is a Virginia corporation.  The Tredegar Corporation Retirement Savings Plan (Plan) was adopted by the Board of Directors of Tredegar on June 14, 1989 and the Plan was effective as of July 1, 1989.

The Plan is subject to Titles I, II and III and is exempt from Title IV of the Employee Retirement Income Security Act of 1974 (ERISA). Title IV of ERISA provides for federally sponsored insurance for plans that terminate with unfunded benefits.  No such insurance is provided to participants in this Plan; however, because the benefits that participants are entitled to receive are always equal to the value of their account balances, the Plan is always fully funded.  The value of a participant's account may change from time to time.  Each participant assumes the risk of fluctuations in the value of his or her account.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Security Transactions and Related Investment Income
Security transactions are accounted for on the trade date and dividend income is recorded as earned on the ex-dividend date.  Interest income is recorded as earned on the accrual basis.  In determining the realized net gain or loss on securities sold, the cost of securities is determined on a historic cost basis.  The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits
Benefits are recorded when paid or when payment has been attempted.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Investment Valuation
Investments are stated at fair value determined as follows:

Common stock - last published sale price on the New York Stock Exchange

Common collective trust - Investments in the Stable Asset Fund (Guaranteed Investment Contract, GIC) are credited with earnings on the underlying investments (principally the JP Morgan Asset Management Stable Asset Income Fund) and charged for plan withdrawals and administrative expenses.  The GIC is included in the investments at fair value at December 31, 2011 and 2010, and is then adjusted to contract value.  Fair value is based on the annual report of the JP Morgan Asset Management Stable Asset Income Fund.  Contract value represents deposits made to the account plus interest earned on those deposits, less any withdrawals, withdrawal charges, and asset charges.

Mutual funds - valued at quoted market prices, which represent the net asset value of shares held by the Plan

Recent Accounting Pronouncement
In May 2011, the Financial Accounting Standards Board (“FASB") and the International Accounting Standards Board completed their joint project on fair value measurement and issued their respective final standards. The amended FASB guidance results in common fair value measurement and disclosure requirements for U.S. GAAP and International Financial Reporting Standards. Many of the changes to U.S. GAAP clarified existing guidance. There were some changes to U.S. GAAP, such as the change in the valuation premise and the application of premiums and discounts as well as new disclosure requirements. The new disclosure requirements include: (1) enhanced disclosure for the valuation of all Level 3 fair value measurements; (2) disclosure of transfers between Level 1 and Level 2 fair value measurements on a gross basis, including reasons for those transfers; (3) disclosure about the highest and best use of non-financial assets; and (4) disclosure of the fair value hierarchy categorization for those assets whose fair value is disclosed but not recognized on the balance sheet. The new FASB guidance is effective for interim and annual reporting periods beginning after December 15, 2011. Early application is not permitted. We intend to comply with the new reporting requirements beginning with the first quarter of 2012, and the new requirements are not expected to materially expand our current financial statement footnote disclosures.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

NOTE 2.	DESCRIPTION OF PLAN

The Plan is a defined contribution plan.  Information regarding plan benefits and vesting is provided in the Plan and related documents, which are available at Tredegar's main office at 1100 Boulders Parkway, Richmond, Virginia.

NOTE 3.	CONTRIBUTIONS AND INVESTMENT OPTIONS

A participant may contribute a percentage of his or her base pay (as defined) ranging from a minimum of .1% (one-tenth of one percent) to 75%.  With the exception of certain collectively bargained plans, the 2011 and 2010 company match contribution is $1.00 for every $1.00 a participant contributes up to 5% each payroll period.

With the exception of Participants covered under certain collective bargaining agreements, Employees hired on or after January 1, 2007 will automatically be enrolled in the retirement savings plan at a three percent contribution level unless they choose to contribute more or less.  The default investment fund is the age appropriate target fund.

Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers twenty (20) mutual funds, Tredegar stock and one (1) common collective trust as investment options to participants.

All employer contributions are invested in the Tredegar Stock Fund.  Effective January 1, 2007, if the Participant has at least three years of service, any existing Company matching funds as of December 31, 2006 can be transferred once per month as follows: a maximum of up to 33% of the participant’s existing units can be transferred during 2007, up to 66% in 2008, and up to 100% in 2009.  If the Participant is age 55 with at least three years of service, the Participant may transfer all or any part of their company matching account on a monthly basis.  Company matching contributions made after January 1, 2007 (“Post-2006 Match”) will be invested in company stock, and the Participant may continue to keep their match in Tredegar stock.  However, if the Participant has at least three years of service, the Participant will be able to transfer the Post-2006 Match to other funds on a monthly basis.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

NOTE 4.	INVESTMENTS

The following table presents the fair value of investments as of December 31, 2011 and 2010.

	2011 (1)	2010 (1)
Investments at fair value as determined by quoted market price:
Common stock:
Tredegar Corporation	$40,146,676	$36,643,927
Mutual Funds:
PIMCO Funds Total Return Fund A	5,971,717	6,850,914
JP Morgan Smart Retirement Income Select	138,436	134,465
JP Morgan Smart Retirement 2010 Select	3,097,701	3,822,168
JP Morgan Smart Retirement 2015 Select	1,202,588	1,159,171
JP Morgan Smart Retirement 2020 Select	7,164,286	7,686,781
JP Morgan Smart Retirement 2025 Select	429,546	270,871
JP Morgan Smart Retirement 2030 Select	3,670,047	3,669,629
JP Morgan Smart Retirement 2035 Select	164,538	123,886
JP Morgan Smart Retirement 2040 Select	1,279,160	1,149,155
JP Morgan Smart Retirement 2045 Select	103,259	52,724
JP Morgan Smart Retirement 2050 Select	430,251	838,203
Eaton Vance Large-Cap Value I	566,018	360,462
Columbia Large Cap index Z	13,394,777	13,791,631
American Funds Growth Fund of America R4	624,480	751,659
Columbia Mid Cap Value Z	343,387	267,272
Morgan Stanley Inst Mid Cap Growth I	982,748	1,063,071
Thornburg International Value R4	1,918,116	2,289,096
American Funds EuroPacific Growth R4	2,286,415	2,789,749
Allianz NFJ Small Cap Value A	2,424,153	2,407,713
Van Kampen Small Cap Growth A	1,820,584	2,015,832
	48,012,207	51,494,452
Common Collective Trust(2)
JP Morgan Stable Asset Income	8,117,394	7,466,004
Total investments	$96,276,277	$95,604,383

(1)  Investments are carried in the statements of net assets available for benefits at fair value.

(2)  Investment values are based on the audited annual report of the JP Morgan Asset Management Stable Asset Income Fund.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

NOTE 4.	INVESTMENTS (Concluded)

During the years ended December 31, 2011 and 2010, the Plan's investment portfolio (including investments bought, sold and held during the year) appreciated in value by $3,472,609 and $11,912,383 as follows:

	2011	2010
Change in investments at fair value as determined by quoted market price:
Tredegar common stock	$5,439,524	$6,900,250
Mutual funds	(2,110,730)	4,874,431

Change in investments as determined in the audited annual report of the JP Morgan Asset Management Stable Asset Income Fund:
Common collective trust	143,815	137,702
Net change in value	$3,472,609	$11,912,383

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

NOTE 5.	NONPARTICIPANT–DIRECTED INVESTMENTS

Information about the net assets available for benefits and significant components of the changes in net assets relating to the Tredegar Corporation common stock fund is listed below.  All employer contributions are nonparticipant-directed and are invested in the Tredegar Corporation common stock fund.  All participant and rollover contributions are participant-directed.  All other components listed below are a blend of participant-directed and nonparticipant-directed information.

	2011	2010
Net assets available for benefits:
Tredegar common stock	$40,146,676	$36,643,927
Accrued interest and dividends	81,289	75,680
	$40,227,965	$36,719,607

Changes in net assets available for benefits:
Additions to net assets attributed to:
Investment income:
Interest	$128	$37
Dividends	327,708	319,424
Net appreciation in fair value of investments	5,439,524	6,900,250
	5,767,360	7,219,711

Contributions:
Employer	2,321,496	2,280,296
Participants'	363,191	423,101
	2,684,687	2,703,397
Total additions	8,452,047	9,923,108

Deductions from net assets attributed to:
Administrative expenses	41,100	33,659
Benefits paid to participating employees	1,899,333	5,914,335
Transfers to participant-directed investments	3,003,256	2,140,941
Total deductions	4,943,689	8,088,935
Net increase	3,508,358	1,834,173

Net assets available for benefits:
Beginning of year	36,719,607	34,885,434
End of year	$40,227,965	$36,719,607

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

NOTE 6.	FEDERAL INCOME TAXES

The Plan received its latest determination letter on September 25, 2009, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC).  The Plan has been amended since receiving the determination letter.  However, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are not uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE 7.	ADMINISTRATIVE EXPENSES

The Plan is responsible for all trustee and investment management fees.  Tredegar pays for all other administrative expenses up to an annual limit of $75,000.  Any expenses in excess of this limit are paid by the Plan.

NOTE 8.	FORFEITURES

Employees who leave Tredegar before becoming fully vested in Tredegar contributions forfeit the value of the nonvested portion of the Tredegar contribution account.  Forfeitures are applied against Tredegar's contributions throughout the year. Forfeitures were $389 and $5,628 for the years ended December 31, 2011 and 2010, respectively.  Effective January 1, 2007, the Plan was amended so that participants were immediately vested in subsequent employer matching contributions.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

NOTE 9.	PLAN TERMINATION

Although it has not expressed any intent to do so, Tredegar has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

NOTE 10.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 11.	DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL STATEMENTS

Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access

Level 2 Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

NOTE 11.	DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL STATEMENTS (Continued)

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used must maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Common stock: Valued at closing price reported on the active market on which the individual securities are traded.

Mutual funds:  Valued at the net asset value (NAV) of shares held by the plan at year end reported on the active market on which the fund is sold.

Common collective trust:  Valued based on information provided in the audited annual report.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes financial assets measured at fair value on a recurring basis, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value, as of December 31, 2011 and 2010, respectively:

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

NOTE 11.	DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL STATEMENTS (Concluded)

Assets Measured at Fair Value on a Recurring Basis at December 31, 2011

	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable	Balance at
	Identical Assets	Inputs	Inputs	December
	(Level 1)	(Level 2)	(Level 3)	31, 2011
Mutual funds
Foreign Large Blend	$4,204,531	$-	$-	$4,204,531
Intermediate Term Bond	5,971,717	-	-	5,971,717
Large growth	14,019,257	-	-	14,019,257
Small growth	1,820,584	-	-	1,820,584
Small value	2,424,153	-	-	2,424,153
Target Date Funds	17,679,812	-	-	17,679,812
Other	1,892,153	-	-	1,892,153
Total mutual funds	48,012,207	-	-	48,012,207
Common stocks
Rubber & plastics	40,146,676	-	-	40,146,676
Collective investment fund	-	8,117,394	-	8,117,394
Total assets at fair value	$88,158,883	$8,117,394	$-	$96,276,277

Assets Measured at Fair Value on a Recurring Basis at December 31, 2010

	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable	Balance at
	Identical Assets	Inputs	Inputs	December
	(Level 1)	(Level 2)	(Level 3)	31, 2010
Mutual funds
Foreign Large Blend	$5,078,845	$-	$-	$5,078,845
Intermediate Term Bond	6,850,914	-	-	6,850,914
Large growth	14,543,290	-	-	14,543,290
Small growth	2,015,832	-	-	2,015,832
Small value	2,407,713	-	-	2,407,713
Target Date Funds	18,907,053	-	-	18,907,053
Other	1,690,805	-	-	1,690,805
Total mutual funds	51,494,452	-	-	51,494,452
Common stocks
Rubber & plastics	36,643,927	-	-	36,643,927
Collective investment fund	-	7,466,004	-	7,466,004
Total assets at fair value	$88,138,379	$7,466,004	$-	$95,604,383

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

NOTE 12.	INVESTMENT CONTRACT WITH INVESTMENT COMPANY

The Plan entered into a benefit-responsive investment contract with JP Morgan Chase Bank, N.A.  JP Morgan Asset Management maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The investment is included in the statements of net assets available for benefits at fair value as determined using the market approach based on market prices of similar contracts.  The adjustment from fair value to contract value for the investment contract is based on the contract value as reported to the Plan by JP Morgan Asset Management.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 1, because a guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  Contract value, as reported to the Plan by JP Morgan Asset Management, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The fair value of the investment contract at December 31, 2011 and 2010 was $8,117,394 and $7,466,004, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer.  Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following:  (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

NOTE 12.	INVESTMENT CONTRACT WITH INVESTMENT COMPANY (Concluded)

The guaranteed investment contract does not permit the investment company to terminate the agreement prior to the scheduled maturity date.

Average yields:	2011	2010

Based on actual earnings	1.83%	2.81%
Based on interest rate credited to participants	3.01%	2.47%

NOTE 13.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

	12/31/11	12/31/10
Net assets available for benefits per financial statements	$99,099,118	$98,126,514
Adjustment from contract value to fair value for guaranteed investment contract	20,129	(77,742)
Net assets per Form 5500	$99,119,247	$98,048,772

	12/31/11	12/31/10
Total additions per financial statements	$11,944,467	$20,273,648
Adjustment from contract value to fair value for guaranteed investment contract current year	20,129	(77,742)
Adjustment from contract value to fair value for guaranteed investment contract prior year	77,742	350,148
Net additions per Form 5500	$12,042,338	$20,546,054

	12/31/11	12/31/10
Net increase per financial statements	$972,604	$8,566,069
Adjustment from contract value to fair value for guaranteed investment contract current year	20,129	(77,742)
Adjustment from contract value to fair value for guaranteed investment contract prior year	77,742	350,148
Net income per Form 5500	$1,070,475	$8,838,475

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

NOTE 14.	SUBSEQUENT EVENTS

The Plan has evaluated all events through the date these financial statements were available to be issued. The Plan has determined that there are no subsequent events that require disclosure pursuant to the FASB Accounting Standards Codification.

SUPPLEMENTARY INFORMATION

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)-Schedule I
December 31, 2011
EIN: 54-1497771	PN: 002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Tredegar Stock Fund	1,807,555 units	**	$40,146,676
	PIMCO Funds Total Return Fund A	549,376 units	**	5,971,717
*	JP Morgan Smart Retirement Income Select	9,077 units	**	138,436
*	JP Morgan Stable Asset Income Fund	20,132 units	**	8,117,394
*	JP Morgan Smart Retirement 2010 Select	209,729 units	**	3,097,701
*	JP Morgan Smart Retirement 2015 Select	81,920 units	**	1,202,588
*	JP Morgan Smart Retirement 2020 Select	491,377 units	**	7,164,286
*	JP Morgan Smart Retirement 2025 Select	31,561 units	**	429,546
*	JP Morgan Smart Retirement 2030 Select	261,027 units	**	3,670,047
*	JP Morgan Smart Retirement 2035 Select	12,464 units	**	164,538
*	JP Morgan Smart Retirement 2040 Select	91,959 units	**	1,279,160
*	JP Morgan Smart Retirement 2045 Select	7,799 units	**	103,259
*	JP Morgan Smart Retirement 2050 Select	32,520 units	**	430,251
	Eaton Vance Large-Cap Value I	32,965 units	**	566,018
	Columbia Large Cap index Z	551,191 units	**	13,394,777
	American Funds Growth Fund of America R4	21,896 units	**	624,480
	Columbia Mid Cap Value Z	26,806 units	**	343,387
	Morgan Stanley Inst Mid Cap Growth I	29,852 units	**	982,748
	Thornburg International Value R4	80,088 units	**	1,918,116
	American Funds EuroPacific Growth R4	66,176 units	**	2,286,415
	Allianz NFJ Small Cap Value A	87,130 units	**	2,424,153
	Van Kampen Small Cap Growth A	189,036 units	**	1,820,584
*	Participant loans	417 loans 4.25% - 9.75%	$-0-	2,761,681
	Total investments			$99,037,958

*	party-in-interest
**	cost omitted for participant-directed investments